Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Basic Energy Services, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-217288 and No. 333-217289) on Form S-3 and (No. 333-215319 and No. 333-218224) on Form S-8 of Basic Energy Services, Inc. and subsidiaries of our reports dated March 4, 2019, with respect to the consolidated balance sheets of Basic Energy Services, Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes and financial statement schedule (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appears in the  December 31, 2018 annual report on Form 10-K of Basic Energy Services, Inc. and subsidiaries.

KPMG LLP
Fort Worth, Texas
March 4, 2019